FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated May 4, 2010

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

.

BRASIL FOODS HOLDS THE MOST VALUABLE BRANDS IN THE BRAZILIAN FOOD SECTOR

Value of the Perdigão and Sadia brands doubled in a year according to the IstoÉ Dinheiro ranking, produced jointly with BrandAnalytics/Millward Brown

     BRF Brasil Foods's Perdigão and Sadia brands are the most valuable in the Brazilian food sector. The total value of the two doubled between 2008 and 2009 from R$ 1.87 billion to R$ 3.6 billion. Produced by IstoÉ Dinheiro magazine jointly with BrandAnalytics/Millward Brown, the study was undertaken based on financial data and from the capital markets in 2009, as well as the BrandZTM market survey.

     This year the ranking has been constructed on the basis of a new methodology which includes research analyst and financial market investor perceptions.

     Taken in isolation, the Perdigão brand is ranked first in the food sector, its value increasing by 80% from R$ 1.12 billion in 2008 to R$ 2 billion in 2009.

     In the overall ranking, Perdigão comes in 8th place and Sadia, in 10th increasing from a value of R$ 758 million in 2008 to R$ 1.6 billion in 2009 and therefore more than doubling. If the value of the two brands is considered together then the company would be 7th in the general classification.

     According to the report published by IstoÉ Dinheiro, “ the value of the 50 most valuable brands in the country breached the R$ 100 billion mark. This fact is an indication that the national giants are ready to compete globally” .

     Again according to the magazine, the group which best reflects this phenomenon is BRF Brasil Foods, a company resulting from the merger between Perdigão and Sadia and which continues to maintain the two brands in its portfolio of products.

     The survey assesses the value of the brands based on revenues, profits and profits from intangibles. This value reflects the result of the present value of future profits exclusive to the brands calculated at the discount rate which reflects their risk.

São Paulo, May 4 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   May 4, 2010

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director